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AGOETZ@SKADDEN.COM

May 29, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief

RE:	Advanced Medical Optics, Inc.

Amendment No. 1 to Registration Statement on Form S-4,

filed May 2, 2007 (File No. 333-142563)

Dear Mr. Mancuso:

        At the request of Advanced Medical Optics, Inc. (“AMO”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated May 10, 2007 to Aimee S. Weisner, Executive Vice President, Administration, General Counsel and Secretary of AMO. Courtesy copies of Amendment No. 1 to AMO’s Registration Statement (the “Registration Statement”) marked to show changes from the Registration Statement as filed on May 2, 2007 are enclosed for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comment from the Comment Letter below in bold type, and the numbered item below corresponds to the number of the corresponding comment set forth in the Comment Letter and that the page numbers referenced in the responses below correspond to the pages on the enclosed marked copies.

Form S-4

1.	Please identify each issuer of the Guarantees as a co-registrant. Each co-registrant should also include required signatures and file the registration statement under its name.

We respectfully advise the Staff that each issuer of the Guarantees has been included as a co-registrant on page 2 and that the required signatures of each co-registrant have been included on pages II-10 through II-15. Also, we will file the registration statement under the name of each co-registrant.

        We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to telephone me at (213) 687-5630 or Aimee S. Weisner at (714) 247-8512 with any questions regarding our responses to your comments.

Very truly yours,

/s/    AMY J. GOETZ

Amy J. Goetz

cc:	Jay Mumford, Securities and Exchange Commission

Aimee S. Weisner, Esq., Advanced Medical Optics, Inc.

Brian J. McCarthy, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Qumars Montazeri, Esq., Skadden, Arps, Slate, Meagher & Flom LLP